UNITED STATES OF AMERICA
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


KeySpan Corporation                                            File No. 70-10129

                         Certificate Pursuant to Rule 24
                       and Release No. 35-27776 Under the
                   Public Utility Holding Company Act of 1935


     On December 18, 2003, the Securities and Exchange Commission ("SEC") issued an order in this proceeding, Release No. 35-27776 in File No. 70-10129 (the "Order") authorizing, among other things, various external and intrasystem financing transactions. The Order required KeySpan to file certain certificates (as described in the Order) under Rule 24 ("Rule 24 Certificates"), within 60 days of the closing of each of the first three calendar quarters and 90 days after the end of the last calendar quarter, to report transactions authorized by the Order under the Public Utility Holding Company Act of 1935, as amended (the "Act"). The required certificate is set forth below (as an attachment) for the period January 1, 2004 through March 31, 2004.


                                                Respectfully submitted,



                                                By:   /s/Alfred C. Bereche
                                                      -------------------------
                                                      Alfred C. Bereche
                                                      Assistant General Counsel

Dated: May 26, 2004

                               KEYSPAN CORPORATION
                               RULE 24 CERTIFICATE
                          QUARTER ENDED MARCH 31, 2004


KeySpan hereby certifies the matters set forth below pursuant to Rule 24 of the Act and the Order:

     (a) The sales of any common stock and the purchase price per share and the market price per share at the date of the agreement of sale.

          Answer:

     The following table sets forth sales made during the quarter pursuant to KeySpan's stock plans:

                                                Shares Issued           Average Market            Average Issuance
                                                  During the           Price at Issuance                Price
                                                   Quarter
------------------------------------------------------------------------------------------------------------------------
EDSPP                                                       43,102          $37.245                   $33.521
EDSPP Reinvested                                            11,396          $36.760                   $33.084
                                            ----------------------
Total EDSPP Shares Issued                                   54,498            --                        --

DRIP                                                       101,354          $37.075                   $37.075
DRIP Reinvested                                            166,624          $36.988                   $36.988
                                            ----------------------
Total DRIP Shares Issued                                   267,978            --                        --

401k*                                                      398,085          $37.027                   $32.954

Stock Options (Exercised)                                  400,441          $37.924                   $30.543

TOTAL                                                    1,121,002            --                        --
----------------------------------------------------------------------------------------------------------------------

Average Daily Closing KeySpan Stock Price for the Quarter:                                        $   37.0585
                                                                                            --------------------------

*Shares are not issued at a discounted price; equivalent discount amount reflected as additional shares purchased and added to participant's account. About 50% of participants are not eligible for the discount.

     (b) The total number of shares of common stock issued or issuable under options granted during the quarter under employee benefit plans or dividend reinvestment plans.

          Answer:

          Total Stock Options granted during quarter: 1,598,450
          Total exercisable (vested) Stock Options outstanding at quarter end:
          6,526,075

     (c) If KeySpan common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquirer.

          Answer: None.

     (d) The name of the guarantor and of the beneficiary of any KeySpan Guarantee or Nonutility Subsidiary Guarantee issued during the quarter, and the amount, terms and purpose of the guarantee.

          Answer:



        Beneficiary of                                     Incremental      Total
        Guarantee or                                         Amount         Amount           Terms
        Letter of Credit                Purpose              ($000)         ($000)           (Date)                  Status
        ----------------                -------              ------         ------           ------                  ------

----------------------------------------------------------------------------------------------------------------------------------
Con Ed Energy, Inc.            Supports purchases             1,000          1,000          1/1/04 -          Renewed and Reduced
                               of natural gas and                                           12/31/04
                               other petroleum
                               products
----------------------------------------------------------------------------------------------------------------------------------
Con Ed Co. of New York         Supports purchases             1,400          1,400         1/27/04 -                  NEW
                               of natural gas and                                            Notice
                               other petroleum
                               products
----------------------------------------------------------------------------------------------------------------------------------
Con Ed Co. of New York         Supports purchases             4,000          4,000         1/12/04 -                  NEW
                               of natural gas and                                            Notice
                               other petroleum
                               products
----------------------------------------------------------------------------------------------------------------------------------
BP Energy                      Supports purchases             5,000          5,000          1/1/04 -                Renewal
                               of natural gas and                                           12/31/04
                               other petroleum
                               products
----------------------------------------------------------------------------------------------------------------------------------
Cook Inlet                     Supports purchases             5,000          5,000          1/1/04 -                Renewal
                               of natural gas and                                           12/31/04
                               other petroleum
                               products
----------------------------------------------------------------------------------------------------------------------------------
Coral Energy                   Supports purchases             5,000          5,000          1/1/04 -                Renewal
                               of natural gas and                                           12/31/04
                               other petroleum
                               products
----------------------------------------------------------------------------------------------------------------------------------


        Beneficiary of                                     Incremental      Total
        Guarantee or                                         Amount         Amount           Terms
        Letter of Credit                Purpose              ($000)         ($000)           (Date)                  Status
        ----------------                -------              ------         ------           ------                  ------

-----------------------------------------------------------------------------------------------------------------------------------
Entergy-Koch                   Supports purchases            10,000         10,000          1/1/04 -          Renewed and Reduced
                               of natural gas and                                           12/31/04
                               other petroleum
                               products
-----------------------------------------------------------------------------------------------------------------------------------
Sempra                         Supports purchases            10,000         10,000          1/1/04 -          Renewed and Reduced
                               of natural gas and                                           12/31/04
                               other petroleum
                               products
-----------------------------------------------------------------------------------------------------------------------------------
Western Gas Resources          Supports purchases            14,000         14,000          1/1/04 -                Renewal
                               of natural gas and                                           12/31/04
                               other petroleum
                               products
-------------------------------------------------------------------------------------- ---------------------------------------------


        Beneficiary of                                     Incremental      Total
        Guarantee or                                         Amount         Amount           Terms
        Letter of Credit                Purpose              ($000)         ($000)           (Date)                  Status
        ----------------                -------              ------         ------           ------                  ------

-----------------------------------------------------------------------------------------------------------------------------------
Concord Energy                 Supports purchases             5,000          5000           3/7/04 -     Renewed and Increased
                               of natural gas and                                           12/31/04
                               other petroleum
                               products
-----------------------------------------------------------------------------------------------------------------------------------
Morgan Stanley Capital         Supports purchases             5,000          5,000          1/1/04 -                Renewal
Group                          of natural gas and                                           12/31/04
                               other petroleum
                               products
-----------------------------------------------------------------------------------------------------------------------------------
Liberty Mutual                 Supports                      15,354         15,354          3/28/02 -     Renewed and Increased
                               unregulated                                                  12/31/04
                               subsidiary general
                               and automobile
                               liability & workers
                               compensation
-----------------------------------------------------------------------------------------------------------------------------------
Reliance                       Supports KeySpan              17,500         17,500         10/1/98 -                Renewal
                               OCIP Program                                                 12/31/04
-----------------------------------------------------------------------------------------------------------------------------------
AIG                            Supports OCIP for              4,206          4,206         3/28/02 -                Renewal
                               generation projects                                          12/31/04
-----------------------------------------------------------------------------------------------------------------------------------
Zurich                         Supports KeySpan               4,250          4,250         4/26/01 -                Renewal
                               OCIP program                                                 12/31/04
-----------------------------------------------------------------------------------------------------------------------------------
Zurich                         Supports KeySpan               3,900          3,900          8/2/02 -                Renewal
                               OCIP program                                                 12/31/04
-----------------------------------------------------------------------------------------------------------------------------------
Cologne                        Supports LILCO                 1,614          1,614          12/31/03-               Renewal
                               Workers                                                      12/31/04
                               Compensation
                               Program dating back
                               to 1993-1994
-----------------------------------------------------------------------------------------------------------------------------------
Embridge Gas Services          Supports purchases             5,000          5,000      2/3/04 - 2/4/05               NEW
                               of natural gas and
                               other petroleum
                               products
-----------------------------------------------------------------------------------------------------------------------------------
Sunoco, Inc.                   Supports purchases             5,000          5,000          3/7/04 -                  N EW
                               of natural gas and                                           12/31/04
                               other petroleum
                               products
-----------------------------------------------------------------------------------------------------------------------------------
Tenaska Marketing              Supports purchases             2,000          2,000          3/7/04 -                  NEW
Ventures                       of natural gas and                                           12/31/04
                               other petroleum
                               products
-----------------------------------------------------------------------------------------------------------------------------------
Paribas                        Supports purchases             5,000          5,000         10/2/98 -                Renewal
                               of natural gas and                                            Notice
                               other petroleum
                               products
-----------------------------------------------------------------------------------------------------------------------------------
NYISO                          Supports purchases            40,000         40,000          1/1/04 -                Renewal
                               of natural gas and                                           12/31/04
                               other petroleum
                               products
-----------------------------------------------------------------------------------------------------------------------------------
KEDNY / KEDLI                  PSC requirement for           16,000         16,000          1/1/02 -                Renewal
                               marketers doing                                              12/31/04
                               business with public
                               utilities
-----------------------------------------------------------------------------------------------------------------------------------
NJR Energy Services            Supports gas services          1,094          1,094          5/6/99-                 Renewal
Company                        agreement                                                    12/31/04
-----------------------------------------------------------------------------------------------------------------------------------
Northeast Gas Markets,         Exchange of gas in            24,000         24,000          3/21/03-                Renewal
LLC                            the spot market                                              3/31/04
-----------------------------------------------------------------------------------------------------------------------------------

     (e) The amount and terms of any short-term debt issued directly or indirectly by any Utility Subsidiary during the quarter.

          Answer: None, except as set forth in Appendix D.

     (f) The amount and terms of any financings consummated by any Utility Subsidiary during the quarter that are not exempt under rule 52.

          Answer: None.

     (g) The amount and terms of any other securities issued under the authority granted in the Order that are not otherwise disclosed herein.

          Answer: None.

     (h) Consolidated balance sheets as of the end of the quarter, and separate balance sheets as of the end of the quarter for each company, including KeySpan, that has engaged in jurisdictional financing transactions during the quarter.

          Answer: None.

     (i) Registration statements filed under the 1933 Act with respect to securities that are the subject of the application underlying the Order will be filed or incorporated by reference as exhibits.

          Answer: None.

     (j) The amount and terms of any financings not exempt under Rule 52 consummated by any Nonutility Subsidiary during the quarter.

          Answer: None.


     (k) The notional amount and principal terms of any Hedge Instrument or Anticipatory Hedge entered into during the quarter and the identity of the parties to such instruments.

     Answer: None.

           (l) The name, parent company, and amount invested in any Intermediate Subsidiary or Financing Subsidiary during the quarter, as well as the reason for such investment and the assets or securities held by such Intermediate Subsidiary or Financing Subsidiary.

                     Answer: None.

     (m) A list of Form U-6B-2 statements filed with the Commission during the quarter, including the name of the filing entity and the date of the filing.

          Answer:

           Name of Entity                                     Date of Filing                         File Number
           --------------                                     --------------                         -----------
           None.                                              n/a                                    n/a

     (n) The amount and terms of any short-term debt issued directly or indirectly by KeySpan during the quarter.

          Answer:


                                        Issuance               Outstanding at
            Month                        ($000)                  Month End            Average        Average Maturity
            -----                        ------                    ($000)              Yield            (in days)
----------------------------------------------------------------------------------------------------------------------
JANUARY                                  114,000                  458,900              1.16                 77
----------------------------------------------------------------------------------------------------------------------
FEBRUARY                                 290,200                  380,200              1.11                 57
----------------------------------------------------------------------------------------------------------------------
MARCH                                    196,000                  294,150              1.11                 57
----------------------------------------------------------------------------------------------------------------------

     (o) The amount and terms of any short-term debt issued by any Intermediate Subsidiary during the quarter.

          Answer: None.

     (p) A table showing, as of the end of the quarter, the dollar and percentage components of the capital structure of KeySpan on a consolidated basis and each Utility Subsidiary.

          Answer: See Appendix A hereto.


     (q) A retained earnings analysis of KeySpan on a consolidated basis, each Intermediate Holding Company and each Utility Subsidiary detailing gross earnings, goodwill amortization, dividends paid out of each capital account, and the resulting capital account balances at the end of the quarter.

          Answer: See Appendix B hereto.

     (r) A  computation  in accordance  with rule 53(a) setting forth  KeySpan's
"aggregate investment" in all EWGs and FUCOs, its "consolidated retained earnings" and a calculation of the amount remaining under the requested EWG/FUCO authority.

          Answer: See Appendix C hereto (combines items (r) and (s) herein).

     (s) A computation in accordance with Rule 53(a) setting forth KeySpan's "aggregate investment" in EWGs and FUCOs as a percentage of the following: (i) total consolidated capitalization; (ii) net utility plant; (iii) total consolidated assets; and (iv) aggregate market value of KeySpan's common equity, all as of the end of the quarter.

          Answer: See Appendix C hereto (combines items (r) and (s) herein).

     (t) With respect to each participant in the Utility Money Pool and each participant in the Nonutility Money Pool, the maximum borrowings from and loans to the respective money pool during the quarter and the interest rate applied to such borrowings and loans.

          Answer: See Appendix D hereto.

     (u) With respect to any dividends paid by any Nonutility Subsidiary out of capital or unearned surplus during the quarter, the date and amount of such dividends paid, to whom such dividends are paid and the circumstances that gave rise to the need to make such payment out of capital or unearned surplus.

          Answer: None.

     (v) With respect to any internal reorganization of any Subsidiaries during the quarter, a description of the nature of such reorganization.

          Answer: None.

     (w) With respect to Northeast Gas Markets LLC ("NEGM"), (i) the type of gas services rendered and to whom; (ii) the price for such gas services and how that price was determined; and (iii) income statements and balance sheets of NEGM.

          Answer: See Appendix E hereto (filed confidentially).

                                                                      APPENDIX A

Capital Structure at 3/31/04
----------------------------

                                             Consolidated                                           Essex Gas Co.

                                                                Percent of                                               Percent of
                              Thousands of Dollars                Total                   Thousands of Dollars              Total
                           -------------------------------------------------       ------------------------------------------------
Common Stock                                 3,492,116               35.82%                              60,383             31.05%
Retained Earnings                              796,410                8.17%                              16,061              8.26%
Other Comprehensive Income                     (89,308)              (0.92)%                               (163)            (0.08)%
Treasury Stock                                (366,691)              (3.76)%                                  -              0.00%
                           -------------------------------------------------       ------------------------------------------------
      Total Common Equity                    3,832,527               39.31%                              76,281             39.23%
Preferred Stock                                 83,433                0.86%                                   -              0.00%
Commercial Paper                               294,150                3.02%                                                  0.00%
Long-term Debt                               5,538,928               56.82%                              18,162              9.34%
Intercompany Long term Debt                          -                0.00%                             100,000             51.43%
                           -------------------------------------------------       ------------------------------------------------
Total Capitalization                         9,749,038              100.00%                             194,443            100.00%
                           =================================================       ================================================

Debt to Capitalization                          39.31%                                                   39.23%

                                          Colonial Gas Co.                                          Boston Gas Co.

                                                               Percent of                                              Percent of
                               Thousands of Dollars              Total                      Thousands of Dollars          Total
                           ----------------------------------------------            --------------------------------------------
Common Stock                                    419,429           65.99%                                  861,993         50.09%
Retained Earnings                                29,314            4.61%                                   23,814          1.38%
Other Comprehensive Income                       (2,079)          (0.33)%                                       -             -
Treasury Stock                                        -            0.00%                                        -          0.00%
                           ----------------------------------------------            --------------------------------------------
      Total Common Equity                       446,664           70.27%                                  885,807         51.47%
Preferred Stock                                       -            0.00%                                        -          0.00%
Commercial Paper                                                   0.00%                                                   0.00%
Long-term Debt                                   95,216           14.98%                                  222,563         12.93%
Intercompany Long term Debt                      93,757           14.75%                                  612,573         35.60%
                           ----------------------------------------------            --------------------------------------------
Total Capitalization                            635,637          100.00%                                1,720,943        100.00%
                           ==============================================            ============================================

Debt to Capitalization                            70.27%                                                     51.47%

Note - The formula for the calculation of the Equity Ratio for PUHCA Filing purposes is as follows:

Equity Ratio = 1 - Debt Ratio (defined below)

Debt Ratio = (Debt + Preferred Stock) / Total Capitalization

Debt (includes Long term, current maturities & commercial paper)

Total Capitalization (includes Common + Preferred + Debt as defined above)

                                             KeySpan Generation LLC                              EnergyNorth Natural Gas Inc

                                                                  Percent of                                           Percent of
                                Thousands of Dollars                 Total                Thousands of Dollars            Total
                             -------------------------------------------------      ----------------------------------------------
Common Stock                                     295,049               46.40%                          223,653             90.16%
Retained Earnings                                 69,615               10.95%                          (60,086)           (24.22)%
Other Comprehensive Income                             -                0.00%                           (2,253)            (0.91)%
Treasury Stock                                         -                0.00%                                -              0.00%
                             -------------------------------------------------      ----------------------------------------------
      Total Common Equity                        364,664               57.35%                          161,314             65.03%
Preferred Stock                                        -                0.00%                                -              0.00%
Long-term Debt                                    64,001               10.07%                           40,285             16.24%
Intercompany Long term Debt                      207,168               32.58%                           46,472             18.73%
                             -------------------------------------------------      ----------------------------------------------
Total Capitalization                             635,833              100.00%                          248,071            100.00%
                             =================================================      ==============================================

Debt to Capitalization                             57.35%                                                65.03%

                                       The Brooklyn Union Gas Company                          KeySpan Gas East Corporation

                                                              Percent of                                               Percent of
                                 Thousands of Dollars           Total                      Thousands of Dollars          Total
                             ----------------------------------------------            --------------------------------------------
Common Stock                                      472,627           29.69%                                  582,862         38.38%
Retained Earnings                                 483,682           30.38%                                  282,956         18.63%
Other Comprehensive Income                        (10,174)          (0.64)%                                 (25,757)        (1.70)%
Treasury Stock                                          -            0.00%                                        -          0.00%
                             ----------------------------------------------            --------------------------------------------
      Total Common Equity                         946,135           59.43%                                  840,061         55.31%
Preferred Stock                                         -            0.00%                                        -          0.00%
Long-term Debt                                    645,813           40.57%                                  525,000         34.57%
Intercompany Long term Debt                             -            0.00%                                  153,711         10.12%
                             ----------------------------------------------            --------------------------------------------
Total Capitalization                            1,591,948          100.00%                                1,518,772        100.00%
                             ==============================================            ============================================

Debt to Capitalization                              59.43%                                                    55.31%

Note - The formula for the calculation of the Equity Ratio for PUHCA Filing purposes is as follows:

Equity Ratio = 1 - Debt Ratio (defined below)

Debt Ratio = (Debt + Preferred Stock) / Total Capitalization

Debt (includes Long term, current maturities & commercial paper)

Total Capitalization (includes Common + Preferred + Debt as defined above)

                                                                      APPENDIX B

Retained Earnings Analysis - for the Quarter ended March 31, 2004

                                                                           The Brooklyn Union                KeySpan Gas East
                                         Consolidated                         Gas Company                       Corporation

                                         Thousands of                         Thousands of                     Thousands of
                                           Dollars                              Dollars                           Dollars
                                  --------------------------------      --------------------------     -----------------------------
Retained Earnings at 12/31/03                             621,430                         388,536                           225,118
Earnings                                                  247,696                          95,145                            57,839
Equity Earnings adjustment                                      -                               -                                 -
Common Dividends                                          (71,255)                              -                                 -
Preferred Dividends                                        (1,461)                              -                                 -
Dividends paid to Parent                                        -                               -
Other                                                           -                               1                                (1)
                                  --------------------------------      --------------------------     -----------------------------
Retained Earnings at 3/31/04                              796,410                         483,682                           282,956
                                  ================================      ==========================     =============================
Average Retained Earnings *                               647,925

                                           KeySpan Energy                            KeySpan
                                             Corporation                          Generation LLC

                                            Thousands of                           Thousands of
                                               Dollars                               Dollars
                                   -------------------------------     ------------------------------------
Retained Earnings at 12/31/03                             760,770                                   64,993
Earnings                                                  107,909                                    4,624
Equity Earnings adjustment                                      -                                        -
Common Dividends                                                -                                        -
Preferred Dividends                                             -                                        -
Dividends paid to Parent                                        -
Other                                                           -                                       (2)
                                   -------------------------------     ------------------------------------
Retained Earnings at 3/31/04                              868,679                                   69,615
                                   ===============================     ====================================
Average Retained Earnings *

                                      EnergyNorth Natural Gas Inc             Boston Gas Co.                Essex Gas Co.

                                              Thousands of                      Thousands of                 Thousands of
                                                Dollars                           Dollars                       Dollars
                                   ------------------------------------     ------------------------    --------------------------
Retained Earnings at 9/30/03                                   (65,460)                     (17,039)                       10,784
Earnings                                                         5,374                         40,854                       5,277
Equity Earnings adjustment                                           -                            -                             -
Common Dividends                                                     -                            -                             -
Preferred Dividends                                                  -                                                          -
Other                                                                -                           (1)                            -
                                   ------------------------------------     ------------------------    --------------------------
Retained Earnings at 12/31/03                                  (60,086)                      23,814                        16,061
                                   ====================================     ========================    ==========================

                                          Colonial Gas Co.                   KeySpan New England LLC

                                            Thousands of                           Thousands of
                                               Dollars                               Dollars
                                   -------------------------------     ------------------------------------
Retained Earnings at 9/30/03                                9,993                                  223,734
Earnings                                                   19,321                                   71,585
Equity Earnings adjustment                                      -                                        -
Common Dividends                                                -                                        -
Preferred Dividends                                             -                                        -
Other                                                           -                                        2
                                   -------------------------------     ------------------------------------
Retained Earnings at 12/31/03                              29,314                                  295,321
                                   ===============================     ====================================

* Average retained earnings is defined as the average of the consolidated retained earnings of the registered holding company as reported for the four most recent quarterly periods.

                                                                     APPENDIX C

Investments in EWGs and FUCOs at 3/31/04
----------------------------------------
                     (000)

                                                                     $ Thousands
                                                                   ---------------
Investment
      KeySpan-Ravenswood, LLC                                             885,892
      KeySpan-Glenwood Energy Center, LLC                                  94,343
      KeySpan-Port Jefferson Energy Center, LLC                           104,451
                                                                   ---------------
      Total Current Investments                                         1,084,686   A

Authorized Investment                                                   3,000,000   B

Total Capitalization                                                    9,453,415   D
Net Utility Plant                                                       5,885,309   E
Consolidated Assets                                                    14,679,732   F
Common Equity Market Value                                              6,117,969   G

Percentages
      Current Investments to Authorization                                 36.16%  A/B
      Current Investments to Total Capitalization                          11.47%  A/D
      Current Investments to Net Utility Plant                             18.43%  A/E
      Current Investments to Consolidated Assets                            7.39%  A/F
      Current Investments to Common Equity Market Value                    17.73%  A/G

      Remaining Authorized Investment - Thousands of Dollars            1,915,314

                                                                      APPENDIX D


                                        Max Borrowing                                   Max Loan
                                    Qrt ended Mar 31, 2004    Interest Rate      Qrt ended Mar 31, 2004   Interest Rate
                                    ----------------------    -------------      ----------------------   -------------

UTILITY MONEY POOL
------------------
KeySpan Gas East Corporation                123,840,306.85        4.6039%
The Brooklyn Union Gas Company              277,365,475.13        4.6039%
KeySpan Generation LLC                                                                    127,326,407.92      4.8177%
Boston Gas Company                          183,984,056.64        4.5073%
Boston Fuel                                 118,678,692.76        4.6039%
Essex Gas Company                                                                          25,470,693.33      4.8177%
Essex Fuel                                    1,770,985.40        4.5073%
Colonial Gas Company                         58,396,172.26        4.5073%
Colonial Fuel                                26,487,951.68        4.6039%
EnergyNorth Natural Gas Inc.                  8,032,602.18        4.6039%
ENGI Fuel                                    13,715,058.45        4.6039%

NON-UTILITY MONEY POOL*
-----------------------

*The Non-Utility Money Pool has not yet been implemented.

                                                                      APPENDIX E




               (Filed Confidentially in Accordance with Rule 104)